As filed with the Securities and Exchange Commission on February 17th, 2011

File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

RUSSELL INVESTMENT COMPANY

RUSSELL INVESTMENT FUNDS

RUSSELL INVESTMENT MANAGEMENT COMPANY

RUSSELL FINANCIAL SERVICES, INC.

APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR AN

ORDER OF EXEMPTION FROM RULE 12d1-2(a) THEREUNDER

Please send all communications to:

Mary Beth Rhoden, Esq. Russell Investment Management Company 1301 Second Avenue, 18th Floor Seattle, WA 98101	John V. O’Hanlon, Esq. Dechert LLP 200 Clarendon Street, 27th Floor Boston, Massachusetts 02116-5021 (617) 728-7100

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of RUSSELL INVESTMENT COMPANY RUSSELL INVESTMENT FUNDS RUSSELL INVESTMENT MANAGEMENT COMPANY and ) RUSSELL FINANCIAL SERVICES, INC.	) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, EXEMPTING APPLICANTS FROM RULE 12d1-2(a) THEREUNDER
)

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I.	INTRODUCTION

Russell Investment Company (“RIC”), Russell Investment Funds (“RIF”) (each a “Trust” and collectively the “Trusts”), Russell Investment Management Company (“RIMCo”), and Russell Financial Services, Inc. (“RFS” and together with RIC, RIF, and RIMCo, the “Applicants”) 1 hereby file this application (the “Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts and any other existing or future registered open-end investment company or series thereof that is advised by RIMCo or any person controlling, controlled by or under common control with RIMCo (any such adviser or RIMCo, an “Adviser”) and that operates, at least in part, as a “fund of funds” (the “Applicant Funds”) and which invests in other registered open-end investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with RFS that now or in the future acts as principal underwriter with respect to the transactions described in the Application.

II.	THE APPLICANTS

A.	The Trusts and the Applicant Funds

[1]

Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the requested order will do so only in accordance with the terms and conditions in this application.

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The Trusts are organized as Massachusetts business trusts and are registered with the Securities and Exchange Commission (the “Commission” or “SEC”) as open-end management investment companies. The existing Applicant Funds are separate investment portfolios of the Trusts, each of which operates as a “fund of funds” that invests in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act. The Applicant Funds are not prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in the future in reliance on Rule 12d1-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

B.	RIMCo

Each Applicant Fund has entered or will enter into an investment advisory agreement with RIMCo or another Adviser pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Applicant Fund’s business affairs, subject to the general oversight of the Fund’s board of trustees (“Board”). RIMCo, a Washington corporation, is a wholly-owned subsidiary of Frank Russell Company. RIMCo is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and currently serves as investment adviser to each existing Applicant Fund. Any other Adviser will also be registered under the Advisers Act.

C.	RFS

RFS is a Washington corporation registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, that serves as the distributor for the Applicant Funds that are series of the Trusts.

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III.	THE APPLICANTS’ PROPOSAL

Each Applicant Fund invests, or may invest, in certain Underlying Funds as set forth in its prospectus. Applicants recognize that under Section 12(d)(1)(G)(i)(IV) of the Act no Fund may invest in an Underlying Fund unless the Underlying Fund has in place a policy prohibiting its investment in funds that rely on Sections 12(d)(1)(F) or 12(d)(1)(G). Applicants are not seeking relief from Section 12(d)(1)(G)(i)(IV). Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The Applicant Funds will comply with Rule 12d1-2 under the Act, but for the fact that the Applicant Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Applicant Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow an Applicant Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund. Each Applicant Fund would use Other Investments for a purpose that is consistent with the Applicant Fund’s investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, each Applicant Fund’s Board will review the advisory fees charged by the Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund may invest.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the

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acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III) with respect to

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or

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section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the Act.2 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(l)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)

Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.3 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection

[2]	See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).
[3]	See Adopting Release at 17, n.58.

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12(d)(1)(G) was intended to address.”4 The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”5

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.6 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, … by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads,

[4]	Id. at 17-18.
[5]	See H.R. REP. No. 622, l04th Cong., 2nd Sess., at 43-44 (1996).
[6]

See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

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advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.7 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.8 The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act],” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated

[7]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).
[8]	While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

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below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.	SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sep. 30, 2009) (order) and 28896 (Sep. 4, 2009) (notice); WisdomTree Asset Management, Inc., et al., File No. 812-13642, Investment Company Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice); The UBS Funds, et al., File No. 812-13453, Investment Company Rel. Nos. 28122 (Jan. 16, 2008) (order) and 28080 (Dec. 19, 2007) (notice); Vanguard STAR Funds, et al., File No. 812-13412, Investment Company Rel. Nos. 28024 (Oct. 24, 2007) (order) and 28009 (Sept. 28, 2007) (notice).

VI.	THE APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII.	REQUEST FOR ORDER

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Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The Authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibit A-1, Exhibit A-2, Exhibit A-3, and Exhibit A-4. The Verification required by Rule 0-2(d) under the Act is included in this Application as Exhibit B-1.

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Applicants have caused this Application to be duly signed on their behalf on the 10th day of February, 2011.

RUSSELL INVESTMENT COMPANY

By:	/S/ MARY BETH RHODEN
Mary Beth Rhoden, Secretary

RUSSELL INVESTMENT FUNDS

By:	/S/ MARY BETH RHODEN
Mary Beth Rhoden, Secretary

RUSSELL INVESTMENT MANAGEMENT COMPANY

By:	/S/ MARY BETH RHODEN
Mary Beth Rhoden, Secretary

RUSSELL FINANCIAL SERVICES, INC.

By:	/S/ MARY BETH RHODEN
Mary Beth Rhoden, Secretary

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Exhibit A-1

AUTHORIZATION

RUSSELL INVESTMENT COMPANY

I, Mary Beth Rhoden, do hereby certify that I am the Secretary of Russell Investment Company (“RIC”). I further certify that the following resolutions were duly adopted by the Trustees of RIC and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of RIC be, and each of them hereby is, authorized to prepare, execute and submit, on behalf of RIC, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2(a) thereunder, and any amendments or supplements thereto, that may be necessary or appropriate, to permit RIC funds of funds, relying on Rule 12d1-2(a), to invest in instruments that do not meet the definition of “security” as defined in Section 2(a)(36) of the 1940 Act; and

FURTHER RESOLVED, that the proper officers of RIC be, and they hereby are, and each of them hereby is, authorized to take such actions as are necessary or, in their reasonable judgment, desirable to carry out the intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 10th day of February, 2011.

By:	/S/ MARY BETH RHODEN
Name:	Mary Beth Rhoden
Title:	Secretary

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Exhibit A-2

AUTHORIZATION

RUSSELL INVESTMENT FUNDS

I, Mary Beth Rhoden, do hereby certify that I am the Secretary of Russell Investment Funds (“RIF”). I further certify that the following resolutions were duly adopted by the Trustees of RIF and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of RIF be, and each of them hereby is, authorized to prepare, execute and submit, on behalf of RIF, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2(a) thereunder, and any amendments or supplements thereto, that may be necessary or appropriate, to permit RIF funds of funds, relying on Rule 12d1-2(a), to invest in instruments that do not meet the definition of “security” as defined in Section 2(a)(36) of the 1940 Act; and

FURTHER RESOLVED, that the proper officers of RIF be, and they hereby are, and each of them hereby is, authorized to take such actions as are necessary or, in their reasonable judgment, desirable to carry out the intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 10th day of February, 2011.

By:	/S/ MARY BETH RHODEN
Name:	Mary Beth Rhoden
Title:	Secretary

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Exhibit A-3

AUTHORIZATION

RUSSELL INVESTMENT MANAGEMENT COMPANY

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Management Company (“RIMCo”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIMCo’s Board of Directors on the 10th day of February, 2011, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit funds of funds advised by RIMCo, relying on Rule 12d1-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), to invest in instruments that do not meet the definition of “security” as defined in Section 2(a)(36) of the Act (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIMCo be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIMCo be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 10th day of February, 2011.

By:	/S/ MARY BETH RHODEN
Name:	Mary Beth Rhoden
Title:	Secretary

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Exhibit A-4

AUTHORIZATION

RUSSELL FINANCIAL SERVICES, INC.

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Financial Services, Inc. (“RFS”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RFS’s Board of Directors on the 10th day of February, 2011, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit funds of funds distributed by RFS, relying on Rule 12d1-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), to invest in instruments that do not meet the definition of “security” as defined in Section 2(a)(36) of the Act (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RFS be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RFS be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 10th day of February, 2011.

By:	/S/ MARY BETH RHODEN
Name:	Mary Beth Rhoden
Title:	Secretary

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Exhibit B-1

VERIFICATION

STATE OF WASHINGTON	)
) ss.
COUNTY OF KING	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Application, dated February 10, 2011, for and on behalf of Russell Investment Management Company, Russell Financial Services, Inc., Russell Investment Company and Russell Investment Funds (each, a “Company”), that she is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/S/ MARY BETH RHODEN
Mary Beth Rhoden Secretary

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